UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-14334

                                                  Cusip Number       923333-10-8

(Check One):

[ ] Form 10-K and Form 10-KSB   [ ] Form 11-K

[ ] Form 20-F                   [X] Form 10-Q and Form 10-QSB     [ ] Form N-SAR

For Period Ended:          June 30, 2002

[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:_________________________________________

         Read Attached Instruction Sheet Before Preparing Form.
         Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:______________________________________________________

--------------------------------------------------------------------------------

                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant:  Venus Exploration, Inc.

         Former name if applicable:_________________________________________

         Address of principal executive office (Street and number):

                  1250 N.E. Loop 410, Suite 205

         City, state and zip code:  San Antonio, Texas  78209


                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         As of June 30, 2002, we were in default under the terms of certain covenants contained in our current credit facility. We expect to obtain a waiver from our lender; however, to date the waiver has not been received and we are currently in the process of negotiating with our lender to resolve this issue. Depending on how this matter is resolved, the financial statement disclosures regarding our financial condition and the liquidity and capital resources discussions set forth in our Quarterly Report may vary significantly. Accordingly, we are not in a position to complete our Quarterly Report filing until this matter is resolved with our lender. This has resulted in our inability to file our Quarterly Report on the due date without unreasonable effort and expense.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

                  Terry F. Hardeman            210               930-4900
                  -----------------            ---               --------
                       (Name)              (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                    [X] Yes      [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                    [X] Yes      [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         We expect to report an operating loss of approximately $480,000 for the quarter ended June 30, 2002 as compared to a reported operating loss of approximately $618,000 for the same period in 2001. These improved results from operations are attributable to, among other things, continued reductions in expenses. It should be noted, however, that, due primarily to a sale of oil and gas properties in early 2002,, we will report net revenue of approximately $550,000 for this quarter in 2002 and we reported revenue of $623,000 for the same period in 2001.

                                    SIGNATURE

          Venus Exploration, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   August 14, 2002        By:
                                  -----------------------------------------
                                        Terry F. Hardeman
                                        Chief  Accounting Officer


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.